Exhibit 12

Sunstone Hotel Investors, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratio amounts)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2012	2011	2010	2009

Earnings:
Income (loss) from continuing operations	$21,591	$1,147	$40,846	$(30,689)	$(14,506)
Continuing operations:
Equity in (earnings) losses of unconsolidated joint ventures	—	—	(21)	(555)	27,801
Distributions from unconsolidated joint ventures	—	—	—	900	500
Interest expense and amortization of deferred financing fees	72,239	76,821	74,195	58,931	62,137
Interest portion of rental expense	6,475	6,602	6,125	3,218	3,226
Discontinued operations:
Interest expense and amortization of deferred financing fees	99	6,490	9,337	29,071	37,100
Interest portion of rental expense	—	—	—	133	163
Total earnings	$100,404	$91,060	$130,482	$61,009	$116,421

Combined Fixed Charges and Preferred Stock Dividends:
Continuing operations:
Interest expense and amortization of deferred financing fees	$72,239	$76,821	$74,195	$58,931	$62,137
Interest portion of rental expense	6,475	6,602	6,125	3,218	3,226
Preferred dividends	19,013	29,748	27,321	20,652	20,749
Discontinued operations:
Interest expense and amortization of deferred financing fees	99	6,490	9,337	29,071	37,100
Interest portion of rental expense	—	—	—	133	163
Total combined fixed charges and preferred stock dividends	$97,826	$119,661	$116,978	$112,005	$123,375

Ratio of earnings to combined fixed charges and preferred stock dividends	1.03	—	1.12	—	—

Deficiency of earnings to combined fixed charges and preferred stock dividends	$—	$(28,601)	$—	$(50,996)	$(6,954)